UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2013;

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

Commission file number: 001-14901

A.   Full title of the plan and the address of the plan, if different from that of issuer named below:

CONSOL Energy Inc. Investment Plan for Salaried Employees

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CONSOL Energy Inc.

CNX Center

1000 CONSOL Energy Drive

Canonsburg, PA 15317

Registrant’s telephone number including area code: 724-485-4000

CONSOL Energy Inc.

Investment Plan for

Salaried Employees

Index

December 31, 2013 and 2012

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available For Benefits	3

Notes to Financial Statements	4-24

Supplemental Schedule

Schedule H, Part IV, Line 4(i) Schedule of Assets (Held at End of Year)	26-38

Note:

Other Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Signatures	39

Exhibit	23 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees, Investment Plan Committee, Audit Committee, and Participants

CONSOL Energy Inc. Investment Plan for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of the CONSOL Energy Inc. Investment Plan for Salaried Employees (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ParenteBeard LLC

Pittsburgh, Pennsylvania

June 19, 2014

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Statements of Net Assets Available for Benefits

	December 31
	2013	2012
ASSETS

Investments at Fair Value
Stable Value Fund	$592,939,185	$613,712,810
Interests in Registered Investment Companies	425,458,846	359,853,465
E.I. DuPont de Nemours & Company Common Stock	35,885,953	29,387,230
CONSOL Stock Fund	128,294,536	119,987,131

	1,182,578,520	1,122,940,636

Receivables
Due from Broker for Securities Sold	70,216	358,452
Accrued Interest and Dividends	57	132
Notes Receivable from Participants	24,231,704	23,441,927

	24,301,977	23,800,511

Cash	1,678,659	935,784

Net Assets Reflecting All Investments at Fair Value	1,208,559,156	1,147,676,931

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts Held in Stable Value Fund	(12,379,061)	(31,562,233)

NET ASSETS AVAILABLE FOR BENEFITS	$1,196,180,095	$1,116,114,698

The accompanying notes are an integral part of these financial statements.	2

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2013

Additions to Net Assets Attributable to:

Contributions:
Participants – Contributions	$43,818,291
Participants – Rollovers	42,863,531
Employer	29,499,266

116,181,088

Interest Income from Participants’ Notes Receivable	1,002,825

Investment Income:
Interest and Dividends	22,497,001
Net Appreciation in Fair Value of Investments	111,973,231

134,470,232

Total Additions	251,654,145

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	171,427,049
Administrative Expense	161,699

Total Deductions	171,588,748

Net Increase	80,065,397

Net Assets Available for Benefits
Beginning of Year	1,116,114,698

END OF YEAR	$1,196,180,095

The accompanying notes are an integral part of these financial statements.	3

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2013 and 2012

1.	DESCRIPTION OF PLAN

The following description of the CONSOL Energy Inc. Investment Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a tax-qualified, defined-contribution plan covering salaried, operations and maintenance, production and maintenance, warehouse and maintenance, and certain casual employees of CONSOL Energy Inc. and other participating employers (“CONSOL Energy” or the “Company”). Employees can participate in the Plan on the first day of the first full pay period following the date they first become eligible. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and the Internal Revenue Code (“Code”).

The Plan Administrator is the Investment Plan Committee of CONSOL Energy, whose members are appointed by the Board of Directors (the “Board”) of the Company. The Investment Plan Committee also has responsibility for selecting and overseeing the Plan’s investments. The Board has the authority to appoint trustees and has designated Bank of America, N.A. (“Bank of America”) as trustee for the Plan.

During 2013 and 2012, the Plan offered CONSOL Energy common stock (“CONSOL Stock Fund”) as an investment option to Plan participants. The CONSOL Stock Fund is an Employee Stock Ownership Plan (“ESOP”) where participants can elect to have dividends paid to them in cash instead of being reinvested in the CONSOL Stock Fund in their Plan account. For the years ended December 31, 2013 and 2012, $21,041 and $81,772 in dividends from the CONSOL Stock Fund were paid to participants in cash, respectively.

Contributions – Participants may make before-tax or after-tax contributions of 1% to 75% of eligible compensation to the Plan via payroll deductions. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants are automatically enrolled in the Plan at a 6% before-tax savings rate (4% for employees of Fairmont Supply Company and its subsidiaries, participating employers that are a qualified separate line of business) if no action is taken by the employee within forty-five days of the date they first become eligible. Under the automatic enrollment provision, participant assets are invested in accordance with a managed account feature offered by Bank of America based on certain demographic characteristics of the participant. A participant may elect not to participate in the Plan at any time.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2013 and 2012

1.	DESCRIPTION OF PLAN (Continued)

A participant may also separately designate from 1% to 75% (not to exceed $10,000) of any incentive compensation payment as a supplemental before-tax or after-tax contribution. Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans.

CONSOL Energy matches these contributions (excluding deferrals of incentive compensation payments), dollar for dollar, up to 6% of eligible compensation (fifty cents on every dollar up to 12% of eligible compensation for employees of Fairmont Supply Company and its subsidiaries).

Certain eligible employees of Fairmont Supply Company and its subsidiaries receive qualified non-elective (“QNEC”) contributions equal to $1,500 per year, regardless of the employee’s contribution election. The Company may also make discretionary contributions to the Plan ranging from 1% to 4% of eligible compensation for eligible employees (as defined by the Plan). There were no such discretionary contributions made by the Company for the years ending December 31, 2013 and 2012. All participant and matching contributions are subject to regulatory and Plan limitations, and total contributions credited to a participant’s account are further subject to annual addition limitations under the Code.

Participant Accounts – Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan investment earnings and is charged with an allocation of administrative expenses and Plan investment losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Investment Options – Upon enrollment in the Plan, a participant may direct employee and Company contributions into any of the funds included in the supplemental schedule of assets (held at end of year), except for E.I. DuPont de Nemours & Company (“DuPont”) common stock. This investment option is no longer available to Plan participants.

Vesting – Participants are immediately vested in their contributions and any matching contributions, QNEC contributions, or discretionary contributions made by the Company plus actual earnings (losses) thereon.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2013 and 2012

1.	DESCRIPTION OF PLAN (Continued)

Notes Receivable from Participants – Participants may borrow the lesser of up to one-half of their vested account balances subject to a $1,000 minimum or required regulatory loan maximum limitations. Such loans are repayable over periods of 12 to 60 months (120 months maximum if for the purchase of a principal residence) and are secured by the balance in the participant’s account. The rate of interest on loans is commensurate with the average rate charged by selected major banks for secured personal loans and remains fixed for the life of the loan. Loans are repaid over the period in installments of principal and interest via payroll deductions or ACH account debit for participants that terminate employment subsequent to the loan’s execution. A participant also has the right to repay the loan in full, at any time, without penalty. At December 31, 2013, loan interest rates ranged from 4.25% to 9.25%.

Payment of Benefits – Participants who retire from active service may elect to defer withdrawals until April of the calendar year following the later of the year in which the participant attains age 70 1/2 or terminates employment. They may also elect an option to have their account distributed over a period of not less than two years or more than a period which would pay the account balance during the participant’s actuarial life in either a fixed or variable amount. Before-tax deposits may be withdrawn only in the event of a participant’s retirement, death, termination, attainment of age 59 1/2 or defined hardship.

Plan Termination – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2013 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fully Benefit-Responsive Investment Contracts – Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits presents the fair value of the fully benefit-responsive investment contracts held in the CONSOL Energy Inc. Stable Value Fund (“Stable Value Fund” or “SVF”) as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Realized gains and losses on the sale of DuPont and CONSOL Energy common stock are based on the average cost of the securities sold. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest on notes receivable from participants is recognized over the term of the notes and calculated using a simple-interest method on principal amounts. The Plan administrator considers delinquent loans to be defaulted on the last day of the calendar quarter following the quarter in which the last payment was made and reclassified as a distribution based on the terms of the Plan document.

Payment of Benefits – Benefits are recorded when paid.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2013 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Administrative Expenses – Expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain trustee and professional fees are paid by the Plan. Asset-based fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense. Other administrative expenses are paid by CONSOL Energy at no cost to the Plan.

Use of Estimates – The preparation of financial statements in conformity with US GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

ESOP – The Plan’s ESOP provision provides that participants may invest a portion or all of their account in Company stock. The ESOP provision also contains a put option in accordance with the requirements of the Code, which is a right for any participant who is otherwise entitled to a distribution from the Plan to require the Company stock in their ESOP account be repurchased by the Company if it is not readily tradable on an established market. Participants who elect to invest their account balance in Company stock have voting rights commensurate with their shares and participants are fully vested at all times in dividends paid on the acquired Company stock. A participant also has the right to diversify stock in their accounts pursuant to the provisions of the Plan document. At December 31, 2013 and 2012, and from the period since inception of the ESOP, there were no Company contributions in the form of stock.

Subsequent Events – Plan management has evaluated subsequent events and has concluded that there were no subsequent events requiring adjustments to the financial statements or related disclosures, as stated herein.

3.	CONTRACTS WITH INSURANCE COMPANIES

The Plan has direct holdings of fully benefit-responsive investment contracts in its SVF. The SVF is comprised of guaranteed investment contracts (“GIC”), separate account portfolios (“SAP”), and synthetic GICs (“SYN”), all of which are held with multiple insurance companies and banks. GICs are comprised of assets held in the issuing company’s general account and are backed by the full faith and credit of the issuer. SAPs and SYNs are backed by underlying fixed income assets.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2013 and 2011

3.	CONTRACTS WITH INSURANCE COMPANIES (Continued)

The aggregate crediting rates for all contracts as of December 31, 2013 and 2012 were 2.05% and 2.92%, respectively. Contract or crediting rates for GICs are negotiated with the issuer and are effective for the life of the contract. The contract or crediting rates for SAPs and SYNs are reset periodically throughout the year and are based on the performance of the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value of fixed income assets, current yield-to-maturity, duration, and market value relative to contract value. All contracts have a guaranteed rate of at least 0% or higher with respect to determining interest rate resets. If future crediting rates increase or decrease, the adjustment from fair value to contract value would change in the same direction. The average market value yield of the SVF based on the actual earnings of the underlying assets was approximately -0.93% and 3.14% in 2013 and 2012, respectively. The average yield of the SVF based on the actual interest rate credited to participants’ accounts in 2013 and 2012 was approximately 2.37% and 2.89%, respectively.

Traditional GICs expose the Plan through the SVF to direct credit risk associated with each contract issuer. To mitigate this risk, investment guidelines prohibit the Plan from purchasing contracts from issuers with a credit rating lower than Aa3/AA. In addition, the weighted average credit rating of all GIC contracts must be A3/A- or higher at all times and no single GIC issuer may represent more than 5% of the total SVF. Additionally, the Plan administrator and the Plan’s third party investment advisors continually monitor the issuers of these investments through external credit rating agencies and monitor credit rating history, downgrade/upgrade notifications, and analyst reports for all current and potential issuers. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2013 and 2012

3.	CONTRACTS WITH INSURANCE COMPANIES (Continued)

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their SVF investment at contract value for Plan permitted benefit payments. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include amendments to Plan documents (including complete or partial Plan termination or merger with another plan or distribution of any participant communication designed to induce participants to withdraw or otherwise transfer amounts from the SVF), changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, bankruptcy of the Company or other Plan sponsor events (i.e. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan, or failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable of occurring.

Based on certain events specified in the fully benefit-responsive investment contracts (i.e. GICs, SAPs and SYNs), both the Plan and issuers of such investment contracts are permitted to terminate the investment contracts. If applicable, such terminations can occur prior to the scheduled maturity date.

Examples of termination events that permit issuers to terminate investment contracts include the following:

•	The Plan sponsor’s receipt of a final determination notice from the Internal Revenue Service (“IRS”) that the Plan does not qualify under Section 401(a) of the Code.
•	The Plan ceases to be exempt from federal income taxation under section 501(a) of the Code.
•

The Plan or its representative breaches material obligations under the investment contract such as failure to satisfy its fee payment obligations or failure to follow the contract’s equity wash provisions.

•	The Plan or its representatives makes a material misrepresentation, including acts of fraud or deceit, which affects the intent, structure, or risk profile of the contract.
•	The Plan makes a material amendment to the Plan (including complete or partial termination or merger with another plan) and/or the amendment adversely impacts the issuer.
•	The Plan, without the issuer’s consent, attempts to assign its interest in the investment contract.
•	The balance of the contract value is zero or immaterial.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2013 and 2012

3.	CONTRACTS WITH INSURANCE COMPANIES (Continued)

•	Mutual consent.
•	The termination event is not cured within a reasonable time period, i.e., 30 days.

For SAPs and SYNs, additional termination events include but are not limited to the following:

•	The investment manager of the underlying securities is replaced without prior written consent of the issuer.
•	The underlying securities are managed in a way that does not comply with the investment guidelines.

For GICs, the contract value is adjusted to reflect a discounted value based on surrender charges or other penalties at termination. For SAPs and SYNs, termination is at market value of the underlying securities less unpaid issuer fees or charges. If the termination event is not material based on industry standards, it may be possible for the Plan to exercise its right to require the issuer that initiated the termination to extend the investment contract for a period no greater than what it takes to immunize the underlying securities and/or it may be possible to replace the issuer of a SAP or SYN that terminates the contract with another SAP or SYN issuer. Both options help maintain stable contract value.

Participants investing in the SVF are assigned units at the time of investment based on the net asset value per unit.

4.	FAIR VALUE MEASUREMENTS

US GAAP for fair value measurements provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy are described as follows:

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2013 and 2012

4.	FAIR VALUE MEASUREMENTS (Continued)

•

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or other inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Stable Value Fund – The SVF is comprised of a short-term investment fund in addition to GICs, SAPs and SYNs. These fully benefit-responsive contracts are valued at fair value on the statements of net assets available for benefits and are credited with actual earnings on the underlying investments and charges for participant withdrawals and administrative expenses. The following disclosures provide information about the nature of the investments in the SVF and how fair value of these investments is measured.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2013 and 2012

4.	FAIR VALUE MEASUREMENTS (Continued)

•

U.S. Government Security Fund – This security is a short-term investment fund (i.e. money market fund) designed to provide daily liquidity to the SVF and is stated at cost plus accrued interest, which approximates fair value. The fund seeks to preserve a net asset value of $1 per share and can be validated with a sufficient level of market activity and therefore, is classified within Level 1 of the fair value hierarchy.

•

Guaranteed Investment Contracts – The insurer maintains the assets (underlying portfolio owned by insurer) of the GIC in a general account, backed by the full faith and credit of the insurer. Regardless of the performance of the general account assets, a GIC will provide a fixed rate of return as negotiated when the contract is purchased. GICs are stated at cost plus accrued interest, which approximates fair value, and are classified within Level 2 of the fair value hierarchy.

•

Separate Account Portfolios – SAPs are investment contracts invested in insurance company separate accounts established for the sole benefit of SVF participants. SAPs are comprised of two components, an underlying pool of assets and a “wrap” contract. The insurer owns the individual underlying assets and the wrap contract (similar to a GIC); however, the assets in a SAP are maintained in a separate account, fully fenced-off from the general assets of the insurer. The Plan participates in the underlying experience of the SAP via future periodic rate resets. Fair value of SAPs is determined by the market values of the underlying securities and the value of the wrap using observable market data by the insurer as of the valuation date. SAPs held by the Plan provide for daily redemptions by the Plan at reported net asset value with no advance notice requirement. There are no unfunded commitments associated with SAPs as of December 31, 2013 or 2012. The Plan is permitted to redeem investment units at net asset value on the measurement date. SAPs are classified within Level 2 of the fair value hierarchy.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2013 and 2012

4.	FAIR VALUE MEASUREMENTS (Continued)

•

Synthetic GICs – SYNs are comprised of an underlying pool of assets (owned by the Plan) and a “wrap” contract designed to provide principal protection and accrued interest over a specified period of time assuming that the underlying assets meet the requirements of a GIC. Short-term investment funds include cash and short-term securities that mature within three months or less at date of purchase and are valued at amortized cost, which approximates fair value (Level 1), and liquid government debt securities valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency traded in markets that are not considered active (Level 2). Fixed income collective trusts invest in high quality fixed income securities across the short, intermediate, and core sectors, and are valued at the net asset value per share on the valuation date (Level 2). These collective trusts provide for daily redemptions by the Plan with no advance notice requirement and have no unfunded commitments as of December 31, 2013 or 2012. Other fixed income funds include government debt securities and corporate bonds valued using the observable quoted price reported in markets that are not considered active or pricing services based on market transactions for comparable securities of issuers with similar credit ratings (Level 2). Swap contracts are valued at fair value utilizing pricing models and taking into consideration exchange quotations on underlying instruments, dealer quotations and other information (Level 2). Any accrued interest on the underlying assets is also included as a component of the fair value of those assets. Fair value of the wrap contracts is determined by taking the difference between the actual wrap fee of the contract and the price at which the wrapper would issue an identical contract under current market conditions. That change in fees is then applied to the year-end book value of the contract to determine the wrap contract’s fair value. Wrap contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of GICs. The wrap contract provides that benefit-responsive transactions may be processed at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal due to a participant’s retirement, termination, or death, or participant-directed transfers, in accordance with the terms of the Plan (see Note 3).

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2013 and 2012

4.	FAIR VALUE MEASUREMENTS (Continued)

Interests in Registered Investment Companies – The shares of registered investment companies are public investment vehicles valued at quoted market prices, which represent the net asset values of the shares held in such funds. Each of these funds is considered an open ended interest in a registered investment company and valued using a market approach. Fair value is based on a daily net asset value that can be validated with a sufficient level of observable activity in an active market (i.e. purchases and sales at net asset value) and therefore these interests in registered investment companies have been classified within Level 1 of the fair value hierarchy.

Common Stock and Common Stock Fund – DuPont Common Stock and the CONSOL Stock Fund are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the respective Plan year. As a result, the fair value measurements of these investments have been classified within Level 1 of the fair value hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2013 and 2012

4.	FAIR VALUE MEASUREMENTS (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets and liabilities at fair value as of December 31, 2013 and 2012:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Stable Value Fund:
Guaranteed Investment Contracts	$0	$3,822,920	$0	$3,822,920
Separate Account Portfolios	0	215,862,488	0	215,862,488
U.S. Government Security Fund	30,873,932	0	0	30,873,932
Fixed Income Collective Trusts	0	246,511,850	0	246,511,850
Other Fixed Income Funds	0	77,693,832	0	77,693,832
Short-Term Investment Funds	262,630	17,800,818	0	18,063,448
Wrap Contracts	0	50,129	0	50,129
Other Financial Instruments - Swaps	0	60,586	0	60,586

Total Stable Value Fund	31,136,562	561,802,623	0	592,939,185

Registered Investment Companies:
Diversified Emerging Markets Fund	4,412,215	0	0	4,412,215
Foreign Large-Cap Blend Funds	76,775,701	0	0	76,775,701
Small-Cap Blend Fund	35,144,553	0	0	35,144,553
Mid-Cap Blend Fund	25,827,220	0	0	25,827,220
Mid-Cap Growth Fund	43,928,144	0	0	43,928,144
Inflation-Protected Fixed Income Fund	4,830,829			4,830,829
Intermediate-Term Fixed Income Funds	57,609,436	0	0	57,609,436
Large-Cap Blend Funds	96,975,899	0	0	96,975,899
Large-Cap Value Fund	51,515,641	0	0	51,515,641
Large-Cap Growth Fund	28,439,208	0	0	28,439,208

Total Registered Investment Companies	425,458,846	0	0	425,458,846

Common Stock:
E.I. DuPont de Nemours & Company	35,885,953	0	0	35,885,953
CONSOL Stock Fund	128,294,536	0	0	128,294,536

Total Assets at Fair Value	$620,775,897	$561,802,623	$0	$1,182,578,520

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2013 and 2012

4.	FAIR VALUE MEASUREMENTS (Continued)

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Stable Value Fund:
Guaranteed Investment Contracts	$0	$29,370,556	$0	$29,370,556
Separate Account Portfolios	0	113,099,166	0	113,099,166
U.S. Government Security Fund	20,017,873	0	0	20,017,873
Fixed Income Collective Trusts	0	331,789,581	0	331,789,581
Other Fixed Income Funds	0	98,978,240	0	98,978,240
Short-Term Investment Funds	545,167	19,865,775	0	20,410,942
Wrap Contracts	0	48,785	0	48,785
Other Financial Instruments - Swaps	0	(2,333)	0	(2,333)

Total Stable Value Fund	20,563,040	593,149,770	0	613,712,810

Registered Investment Companies:
Foreign Large-Cap Blend Funds	74,678,897	0	0	74,678,897
Small-Cap Blend Fund	23,994,766	0	0	23,994,766
Mid-Cap Blend Fund	20,026,645	0	0	20,026,645
Mid-Cap Growth Fund	40,752,295	0	0	40,752,295
Intermediate-Term Fixed Income Funds	62,467,062	0	0	62,467,062
Large-Cap Blend Funds	92,763,038	0	0	92,763,038
Large-Cap Value Fund	26,743,224	0	0	26,743,224
Large-Cap Growth Fund	18,427,538	0	0	18,427,538

Total Registered Investment Companies	359,853,465	0	0	359,853,465

Common Stock:
E.I. DuPont de Nemours & Company	29,387,230	0	0	29,387,230
CONSOL Stock Fund	119,987,131	0	0	119,987,131

Total Assets at Fair Value	$529,790,866	$593,149,770	$0	$1,122,940,636

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period. For the year ended December 31, 2013, there were no such transfers in or out of Levels 1, 2 or 3.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2013 and 2012

5.	INVESTMENTS

The following presents individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2013		2012

CONSOL Stock Fund	$128,294,536		$119,987,131
Vanguard Institutional Index Fund	64,539,539		65,692,145
*Massachusetts Mutual Life Insurance Co. (SAP)	59,897,945		0 *	*
*Metropolitan Life Insurance Co. (SAP)	69,439,935		67,866,937
*Jennison Intermediate Core Bond Fund	67,766,148		69,150,351
*Prudential Core Cons. Inter. Bond Fund	66,447,340		67,387,162
*GEM Trust Short Duration	48,986,089 *	*	72,802,900

   *   These investments are included in the Stable Value Fund.

   ** For comparative purposes only. Amount does not exceed 5% of net assets available for benefits.

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $111,973,231 as follows:

Net Appreciation in Fair Value of Investments

Stable Value Fund	$13,666,601
Registered Investment Companies	64,670,686
Common Stock:
E.I. DuPont de Nemours & Company	11,063,537
CONSOL Stock Fund	22,572,407

$111,973,231

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2013 and 2012

5.	INVESTMENTS (Continued)

The SVF is a separate account held by the Plan. The investment contracts are entered into based on an evaluation of the credit risk of the contract issuers and/or third party guarantors. Collateral is generally not provided. The SVF includes traditional GICs as well as SAPs and SYNs.

The following reflects the adjustment between the underlying securities and the insurance contract values in the SVF:

	December 31
	2013	2012

Investments at Fair Value	$592,889,056	$613,664,025
Wrap Contracts (at Fair Value)	50,129	48,785

	592,939,185	613,712,810
Adjustment from Fair Value to Contract Value	(12,379,061)	(31,562,233)

Investments at Contract Value	$580,560,124	$582,150,577

The composition of assets of the SVF at contract value as of December 31, 2013 and 2012 are as follows:

	2013	2012

Synthetic Guaranteed Investment Contracts	$336,004,147	$425,034,985
Separate Account Portfolios	210,111,109	107,661,657
Guaranteed Investment Contracts	3,822,920	29,370,556
Short-term Investment Fund	30,621,948	20,083,379

	$580,560,124	$582,150,577

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2013 and 2012

5.	INVESTMENTS (Continued)

SYNs within the SVF are comprised of the following:

		December 31
	Credit Rating	2013	2012

SYNs (at Contract Value):
Prudential Retirement Ins. & Annuity Co.	AAA	$135,487,569	$132,323,170
ING Life Insurance & Annuity Co.	AA	44,733,155	44,188,107
Transamerica Life Insurance Co.	AA	44,733,155	44,188,107
State Street Bank & Trust	AA	0	44,188,107
ING Life Insurance & Annuity Co.	AA	55,525,134	53,382,498
Transamerica Life Insurance Co.	AA	55,525,134	53,382,498
State Street Bank & Trust	AA	0	53,382,498

Total SYNs (at Contract Value)		$336,004,147	$425,034,985

The composition of changes in net assets of the SVF at contract value for the year ended December 31, 2013 is as follows:

Employer Contributions	$6,842,612
Participant Contributions and Rollovers	52,043,988

Total Contributions	58,886,600
Interest and Dividend Income	323,751
Net Realized/Unrealized Appreciation in Investment Value	13,666,601
Benefits Paid to Participants	(108,737,533)
Administrative Expense	(30,290)
Net Loan Activity	136,423
Net Interfund Transfers	34,163,995

Decrease in Net Assets Available for Benefits	(1,590,453)
Net Assets Available for Benefits

Beginning of Year	582,150,577

End of Year	$580,560,124

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2013 and 2012

6.	TAX STATUS

The Plan obtained its latest determination letter from the IRS dated June 3, 2011, stating that the Plan was qualified under the Code and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter, and in January 2014 the Plan submitted a request to renew the tax determination letter and is awaiting a reply from the IRS. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken, or expected to be taken, that would require recognition of a tax liability (or asset) and related interest and penalties or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012 to Form 5500:

	2013	2012

Net Assets Available for Benefits per the Financial Statements	$1,196,180,095	$1,116,114,698
Amounts Allocated to Withdrawing Participants	(1,937,493)	(972,158)

Net Assets Available for Benefits per the Form 5500	$1,194,242,602	$1,115,142,540

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2013 and 2012

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2013 to Form 5500:

Benefits Paid to Participants per the Financial Statements	$171,427,049
Amounts Allocated to Withdrawing Participants at December 31, 2013	1,937,493
Less: Amounts Allocated to Withdrawing Participants at December 31, 2012	(972,158)

Benefits Paid to Participants per Form 5500	$172,392,384

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2013, but not yet paid as of that date.

8.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments, including several underlying SYN assets within the SVF, were managed by Bank of America. Bank of America is the trustee as defined by the Plan and, therefore, these transactions qualify as those conducted with a party-in-interest to the Plan. In addition, other underlying SYN assets include funds managed by State Street Bank & Trust, one of the custodians of the Plan. The Plan also issues loans to participants, which are secured by the participants’ account balances. Therefore, these transactions qualify as those conducted with a party-in-interest to the Plan.

One of the investment vehicles available to participants, the CONSOL Stock Fund, contains stock of CONSOL Energy. The Plan held 3,372,622 shares and 3,737,917 shares of CONSOL Energy common stock at December 31, 2013 and 2012, respectively. In addition, during 2013, the Plan purchased 1,121,289 shares of CONSOL Energy stock at an aggregate cost of $36,648,933 and sold 1,308,208 shares of CONSOL Energy stock for total proceeds of $44,400,509. The Plan received $1,321,481 in dividends on Company stock during 2013. Transactions in this investment qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2013 and 2012

9.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

In accordance with the investment strategy of the Plan’s investment contracts, the Plan’s investment manager may execute transactions in various financial instruments, including futures and interest rate swap contracts, that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the over-the-counter market. Interest rate swap contracts involve an agreement to exchange periodic interest payment streams (fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount. Investments in financial futures contracts are solely for the purpose of hedging the Plan’s existing portfolios securities, or securities that the Plan intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. Upon entering into a financial futures contract, the Plan is required to pledge to the broker an amount of cash, U.S. government securities, or other assets equal to a certain percentage of the contract amount (initial margin deposit). Subsequent payments, known as margin variation, are made or received by the Plan each day, depending on the daily fluctuations in the fair value of the underlying security. The Plan recognizes a gain or loss equal to the daily variation margin. If market conditions move unexpectedly, the Plan may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of future transactions involves the risk of imperfect correlation in movements in the price of futures contracts, interest rates, and the underlying hedged assets. The Plan’s investments in futures and interest rate swap contracts are insignificant to the financial statements for the years ending December 31, 2013 and 2012, respectively.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2013 and 2012

9.	RISKS AND UNCERTAINTIES (Continued)

Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Plan’s exposure to losses from market and other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Plan’s investment managers generally limit the Plan’s market risk by holding or purchasing offsetting positions.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

SUPPLEMENTAL SCHEDULE

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2013	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	Common Stock
*	CONSOL Stock Fund		3,372,622	$128,294,536
	E.I. DuPont de Nemours & Company		552,347	35,885,953

	Total Common Stock			164,180,489

	Interests in Registered Investment Companies
	American Funds	Europacific Growth Fund	1,036,065	50,798,265
	BlackRock	Basic Value Fund	1,676,941	51,515,641
	BlackRock	Inflation Protected Bond Fund	448,129	4,830,829
	ClearBridge	Large Cap Growth Fund	908,891	28,439,208
	Columbia	Acorn Fund	1,177,067	43,928,144
	Davis New York	Venture Fund	773,953	32,436,360
	DFA	Emerging Markets Core Equity Portfolio Fund	226,733	4,412,215
	PIMCO	Total Return Fund	2,864,704	30,623,684
	Vanguard	Institutional Index Fund	381,259	64,539,539
	Vanguard	Mid Cap Index Fund	858,618	25,827,220
	Vanguard	Small Cap Index Fund	666,753	35,144,553
	Vanguard	Total Bond Market Index Fund	2,255,469	26,985,752
	Vanguard	Total International Stock Index Fund	231,921	25,977,436

	Total Interests in Registered Investment Companies			425,458,846

	Stable Value Fund
	Metropolitan Life Insurance Co.	GIC, 5.50%, 02/01/2014	1,966,748	1,966,748
	Principal Life Insurance Co.	GIC, 5.20%, 01/01/2014	1,856,172	1,856,172
	Massachusetts Mutual Life Ins. Co.	Separate Account Portfolio, 3.67%, opened	40,370,407	40,370,407
	Massachusetts Mutual Life Ins. Co.	Separate Account Portfolio, 2.04%, opened	59,897,945	59,897,945
	Metropolitan Life Insurance Co.	Separate Account Portfolio, 2.32%, opened	69,439,935	69,439,935
	Metropolitan Life Insurance Co.	Separate Account Portfolio, 0.93%, opened	40,402,822	40,402,822
	FFI Government Fund	Money Market Fund, 0.01%	30,621,948	30,621,948
	Prudential Separate Account Wrap:
	Prudential Retirement Ins. & Annuity Co.	Synthetic GIC, 2.28%, opened	135,487,570
	Underlying Security Description:
	Jennison Intermediate Core Bond Fund	Collective Trust	6,177,505	67,766,148
	Prudential Core Cons. Inter. Bond Fund	Collective Trust	6,106,594	66,447,340

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2013	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	Prudential Retirement Ins. & Annuity Co.	Synthetic Wrap Agreement***		1,274,081
	Perpetual Window Global Wrap:
	ING Life Insurance & Annuity Co.	Synthetic GIC, 0.52%, opened	44,733,155
	Monumental Life Insurance Co.	Synthetic GIC, 0.52%, opened	44,733,155
	Underlying Security Description:
	GEM Trust Short Duration	3,976,676.5329 units of participation		48,986,089
	US Dollar	CASH	(54,774)	(54,774)
	Barclays Capital Inc	Cash as Collateral for Futures	6,000	6,000
	Wells Fargo Bank NA	0.517% 20 Jul 2015	100,000	100,153
*	State Street SSgA	0.007% 31 Dec 2030 Gov. Short Term Invest. Fund	225,756	225,756
	Citibank Cash Coll CCP	Cash as Collateral for Futures	43,000	43,000
	BWU002SB9 IRS USD PF 2.00000	2% 19 Jun 2023	(700,000)	(639,415)
	Fannie Mae	1% 25 Apr 2037	12,744	12,729
	Fannie Mae	0.595% 25 Jul 2037	31,662	31,372
	Freddie Mac	0.455% 15 May 2037	33,430	33,267
	Fannie Mae	0.555% 25 Oct 2040	37,808	37,870
	Fannie Mae	0.496% 25 Apr 2037	47,292	47,195
	Wachovia Bank Commercial Mortg	5.738% 15 Jun 2049	52,532	53,769
	Fannie Mae	1% 25 May 2037	58,488	58,471
	Freddie Mac	0.735% 15 Jul 2037	58,460	58,654
	Fannie Mae	0.725% 25 Dec 2040	62,068	62,132
	Transocean Inc	6.5% 15 Nov 2020	60,000	68,516
	Fannie Mae	0.666% 25 Nov 2040	76,100	75,937
	Fannie Mae	0.654% 25 Dec 2040	76,846	76,877
	GNMA II Pool 783277	6% 20 Jul 2040	70,708	78,947
	Altria Group Inc	9.25% 06 Aug 2019	67,000	88,260
	FNMA Pool 470989	2.9% 01 Jun 2020	87,869	89,306
	Freddie Mac	1% 15 May 2037	89,673	89,594
	FNMA Pool AL1378	6% 01 May 2024	91,028	99,161
	Fannie Mae	1.625% 27 Nov 2018	100,000	99,166
	Abbvie Inc	1.75% 06 Nov 2017	100,000	99,829
	JPMorgan Chase & Co	1% 24 Jan 2014	100,000	100,052
	Freddie Mac	0.667% 15 Aug 2028	99,734	100,321
	Abbvie Inc	1.2% 06 Nov 2015	100,000	101,016
	Hospitality Properties	5.125% 15 Feb 2015	100,000	102,288

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2013	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	National Rural Util Coop	1.9% 01 Nov 2015	100,000	102,389
	Verizon Communications	1.763% 15 Sep 2016	100,000	103,023
	Verizon Communications	2.5% 15 Sep 2016	100,000	103,404
	Ensco PLC	3.25% 15 Mar 2016	100,000	104,404
	Bear Stearns Cos LLC	5.7% 15 Nov 2014	100,000	104,452
	BP Capital Markets PLC	3.125% 01 Oct 2015	100,000	104,475
	Kinder Morgan Ener Part	3.5% 01 Mar 2016	100,000	104,597
	JPMorgan Chase & Co	3.45% 01 Mar 2016	100,000	104,885
	Kilroy Realty LP	5% 03 Nov 2015	100,000	106,522
	Healthcare Realty Trust	5.75% 15 Jan 2021	100,000	108,682
	HSBC Holdings PLC	5.1% 05 Apr 2021	100,000	111,145
	Fannie Mae	0.958% 25 Jan 2040	110,178	111,442
	Intl Lease Finance Corp	6.75% 01 Sep 2016	100,000	111,500
	Morgan Stanley	5.625% 23 Sep 2019	100,000	113,669
	SLM Corp	8.45% 15 Jun 2018	100,000	116,500
	Government National Mortgage A	0.740% 20 Oct 2037	117,023	117,860
	Fannie Mae	1% 25 Apr 2037	123,609	123,511
	Fannie Mae	0.737% 25 Sep 2041	130,714	130,878
	Fannie Mae	0.946% 25 Mar 2038	150,539	151,198
	FNMA Pool AH4680	4% 01 Mar 2026	156,854	166,266
	Freddie Mac	0.951% 15 Sep 2037	166,688	167,290
	Freddie Mac	0.8% 15 Dec 2041	180,466	181,337
	Fannie Mae	0.605% 25 Mar 2035	189,131	189,525
	Fannie Mae	0.925% 25 Dec 2037	195,262	195,876
	EOG Resources Inc	0.992% 03 Feb 2014	200,000	200,126
	US Treasury N/B	0.25% 30 Sep 2014	200,000	200,164
	US Treasury N/B	0.25% 30 Nov 2014	200,000	200,180
	Freddie Mac	1% 08 Mar 2017	200,000	200,326
	Abbey Natl Treasury Serv	1.819% 25 Apr 2014	200,000	200,878
	Credit Suisse Mortgage Trust	5.694% 15 Sep 2040	200,000	202,324
	Ford Motor Credit Co LLC	3.88% 15 Jan 2015	200,000	206,370
	New York City NY Transitional	3.02% 01 Feb 2016	200,000	206,528
	DCP Midstream Operating	3.25% 01 Oct 2015	200,000	206,618
	Tyco Electronics Group S	4.875% 15 Jan 2021	200,000	209,748
	BP Capital Markets PLC	3.2% 11 Mar 2016	200,000	210,016
	Verizon Communications	3.65% 14 Sep 2018	200,000	211,712

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2013	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	Prologis LP	4% 15 Jan 2018	200,000	211,986
	Morgan Stanley	5.375% 15 Oct 2015	200,000	215,114
	HCP Inc	5.375% 01 Feb 2021	200,000	217,716
	Freddie Mac	1% 15 Oct 2040	220,531	220,483
	Transocean Inc	6% 15 Mar 2018	200,000	224,290
	Freddie Mac	0.736% 15 Oct 2040	249,684	249,352
	Union Bank NA	1.5% 26 Sep 2016	250,000	252,835
	Freddie Mac	0.74% 15 Oct 2040	264,681	263,666
	Freddie Mac	0.749% 15 Jan 2042	266,451	268,713
	Fannie Mae	0.826% 25 Sep 2041	272,767	272,406
	US Treasury N/B	0.25% 31 Oct 2014	300,000	300,258
	Dow Chemical Co	2.5% 15 Feb 2016	300,000	309,180
	Agilent Technologies Inc	5% 15 Jul 2020	300,000	323,427
	Fannie Mae	0.756% 25 Dec 2040	337,955	336,741
	Morgan Stanley	6.625% 01 Apr 2018	300,000	351,027
	Rogers Communications Inc	6.8% 15 Aug 2018	300,000	357,552
	JPMorgan Chase & Co	0.854% 26 Feb 2016	400,000	401,644
	Ford Motor Credit Co LLC	1% 28 Aug 2014	400,000	401,860
	American Express Co	7.25% 20 May 2014	400,000	410,516
	Fannie Mae	0.826% 25 Sep 2041	429,395	433,708
	Tsy Infl IX N/B	0.375% 15 Jul 2023	501,820	483,980
	FNMA Pool AT5365	3.5% 01 May 2043	499,051	496,266
	FNMA TBA Feb 30yr Single Fam	4% 01 Dec 2099	500,000	513,125
	FNMA Pool 466319	3.23% 01 Nov 2020	569,120	583,035
	Citigroup Inc	1.919% 13 Jan 2014	600,000	600,222
	Goldman Sachs Group Inc	7.5% 15 Feb 2019	500,000	608,985
	US Treasury N/B	0.25% 31 Aug 2014	635,000	635,546
	BWU002SB9 IRS USD RV 03M LIBOR	0.273% 19 Jun 2023	700,000	700,000
*	Bank of America Corp	7.375% 15 May 2014	700,000	717,423
	Freddie Mac	1% 15 Nov 2040	737,535	736,635
	US Treasury N/B	0.25% 15 Sep 2014	800,000	800,688
	US Treasury N/B	2% 30 Nov 2020	900,000	876,096
	Government National Mortgage A	0.457% 20 Dec 2042	893,814	887,685
	US Treasury N/B	1% 31 Aug 2019	1,000,000	945,700
	US Treasury N/B	0.5% 15 Nov 2016	2,200,000	2,193,290
	US Treasury N/B	0.5% 15 Oct 2014	2,300,000	2,306,463

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2013	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	US Treasury N/B	1.5% 31 Aug 2018	3,000,000	2,984,760
	US Treasury N/B	0.375% 15 Nov 2014	10,600,000	10,620,246
	Various Payables			(368,016)
	Various Insurance Companies	Synthetic Wrap Agreements***		300,349
	Total Return Tier Global Wrap:
	ING Life Insurance & Annuity Co.	Synthetic GIC, 3.13%, opened	55,525,134
	Monumental Life Insurance Co.	Synthetic GIC, 3.13%, opened	55,525,134
	Underlying Security Description:
	GEM Trust Opportunistic 2	841,820.7963 units of participation		13,221,837
	GEM Trust Opportunistic 3	3,316,224.4550 units of participation		50,090,436
	US Dollar	CASH	274,404	274,404
*	State Street SSgA	0.007% 31 Dec 2030 Gov. Short Term Invest. Fund	17,569,063	17,569,063
	FNMA Pool 318107	7% 01 Aug 2025	262	289
	FNMA Pool 306974	7.5% 01 Jun 2025	468	473
	FNMA Pool 987022	5.5% 01 Aug 2038	685	752
	GNMA Pool 780975	6% 15 Feb 2029	802	892
	GNMA Pool 373607	6.5% 15 Mar 2026	1,088	1,214
	Fannie Mae	9.99% 25 Sep 2017	1,733	1,876
	City of Florence	6.14% 15 Apr 2014	1,902	1,912
	Fed Hm Ln Pc Pool D28599	7.5% 01 Dec 2022	2,844	2,854
	GNMA Pool 412583	6.5% 15 Apr 2026	2,635	2,969
	GNMA Pool 412234	6.5% 15 May 2026	4,302	4,798
	Small Business Administration	4.12% 10 Mar 2014	4,878	4,906
	GNMA Pool 288117	10% 15 Mar 2020	5,037	5,065
	GNMA Pool 419569	6.5% 15 Feb 2026	4,992	5,568
	Fed Hm Ln Pc Pool C80253	9% 01 Jan 2025	5,390	6,233
	FNMA Pool 414547	7% 01 Feb 2028	5,889	6,343
	FNMA Pool 928560	5.5% 01 Jul 2037	6,326	6,944
	FNMA Pool 906693	5.5% 01 Dec 2036	7,427	8,156
	GNMA Pool 296513	10% 15 Dec 2020	8,082	9,220
	Citifinancial Mortgage Securities	1% 25 Oct 2033	9,699	9,773
	Marsh & McLennan Cos Inc	9.25% 15 Apr 2019	8,000	10,364
	Fed Hm Ln Pc Pool A73704	5% 01 Mar 2038	11,023	11,867
	Credit Suisse First Boston Mort.	6% 25 Nov 2018	11,705	12,106
	GNMA Pool 426119	8% 15 Jun 2026	11,127	12,729

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2013	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	GNMA Pool 457932	6% 15 Dec 2028	12,344	13,790
	Fannie Mae	8.5% 25 Sep 2021	13,096	14,845
	Crane Co	4.45% 15 Dec 2023	16,000	15,815
	Hartford Finl Svcs Grp	5.375% 15 Mar 2017	15,000	16,529
	FNMA Pool 900012	5.5% 01 Sep 2036	15,157	16,642
	Entergy Mississippi Inc	6.64% 01 Jul 2019	15,000	17,388
	Bemis Company Inc	6.8% 01 Aug 2019	15,000	17,582
	FNMA Pool 906868	5.5% 01 Dec 2036	16,186	17,767
	Fannie Mae	0.01% 09 Oct 2019	21,000	17,856
	GNMA Pool 424276	6.5% 15 Mar 2026	16,076	17,936
	Owens Corning Inc	6.5% 01 Dec 2016	17,000	18,865
	Panhandle East Pipe Line	8.125% 01 Jun 2019	16,000	19,194
	FNMA Pool 323347	7% 01 Sep 2028	16,724	19,371
	Credit Suisse First Boston Mort.	5% 25 Apr 2019	19,540	20,023
	Airgas Inc	4.5% 15 Sep 2014	20,000	20,518
	Intl Bk Recon & Develop	0% 15 Feb 2015	21,000	20,882
	Comcast Corp	5.7% 15 May 2018	19,000	21,817
	Valspar Corp	6.05% 01 May 2017	20,000	22,060
	Amazon.com Inc	2.5% 29 Nov 2022	25,000	22,536
	Agilent Technologies Inc	3.2% 01 Oct 2022	25,000	22,882
	Oracle Corp	5.75% 15 Apr 2018	20,000	23,111
	Clorox Company	3.05% 15 Sep 2022	25,000	23,434
	NVR Inc	3.95% 15 Sep 2022	25,000	23,628
	Jones Lang Lasalle Inc	4.4% 15 Nov 2022	25,000	24,012
	Lab Corp of Amer Hldgs	3.75% 23 Aug 2022	25,000	24,216
	Heineken NV	3.4% 01 Apr 2022	25,000	24,408
	Metlife Inc	7.717% 15 Feb 2019	20,000	24,790
	Petrobras Intl Fin Co	5.375% 27 Jan 2021	25,000	24,810
	Ralph Lauren Corp	2.125% 26 Sep 2018	25,000	24,876
	Dun & Bradstreet Corp	3.25% 01 Dec 2017	25,000	25,269
	Advance Auto Parts Inc	4.5% 15 Jan 2022	25,000	25,369
	DBS Bank LTD/Singapore	5% 15 Nov 2019	25,000	25,668
	Time Warner Cable Inc	3.5% 01 Feb 2015	25,000	25,686
	Citigroup Inc	6.375% 12 Aug 2014	25,000	25,841
	Arrow Electronics Inc	3.375% 01 Nov 2015	25,000	25,872
	GNMA Pool 377590	8% 15 Aug 2025	22,973	25,907

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2013	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	Dr Pepper Snapple Group	2.9% 15 Jan 2016	25,000	25,946
	Petroleos Mexicanos	4.875% 15 Mar 2015	25,000	26,175
	HCP Inc	3.75% 01 Feb 2016	25,000	26,270
	FNMA Pool MA1164	3.5% 01 Sep 2042	26,494	26,346
	Ecopetrol SA	5.875% 18 Sep 2023	25,000	26,375
	Cliffs Natural Resources	5.9% 15 Mar 2020	25,000	26,381
	American Intl Group	3.8% 22 Mar 2017	25,000	26,698
	Sunoco Logistics Partner	5.5% 15 Feb 2020	25,000	26,798
	Arcelormittal	6.25% 25 Feb 2022	25,000	27,188
	Capital One Financial Co	7.375% 23 May 2014	27,000	27,695
	Petroleos Mexicanos	6% 05 Mar 2020	25,000	27,775
	Goldman Sachs Group Inc	5.375% 15 Mar 2020	25,000	27,803
	Duke Realty LP	5.95% 15 Feb 2017	25,000	27,820
	Federal Home Loan Bank	4.625% 09 Mar 2018	25,000	28,128
	GNMA Pool 413641	6.5% 15 Apr 2026	25,806	28,790
	FNMA Pool 995876	6% 01 Nov 2038	26,084	28,881
	Marathon Oil Corp	6.8% 15 Mar 2032	25,000	29,359
	Alleghany Corp	5.625% 15 Sep 2020	27,000	29,545
	Talisman Energy	7.75% 01 Jun 2019	25,000	29,942
	GNMA Pool 708581	4.5% 15 Apr 2039	28,240	30,177
	Duke Energy Carolinas	7% 15 Nov 2018	25,000	30,462
	Mosaic Co	4.25% 15 Nov 2023	31,000	30,616
	Berkshire Hathaway Fin	2.9% 15 Oct 2020	31,000	30,742
	CBL & Associates LP	5.25% 01 Dec 2023	31,000	30,959
	Anheuser Busch Inbev Wor	7.75% 15 Jan 2019	25,000	31,217
	Valero Energy Corp	9.375% 15 Mar 2019	25,000	32,220
	Bear Stearns Cos LLC	5.3% 30 Oct 2015	30,000	32,359
	Ingersoll Rand Gl Hld Co	2.875% 15 Jan 2019	33,000	32,526
	Hartford Finl Svcs Grp	5.5% 30 Mar 2020	29,000	32,595
	Diageo Capital PLC	2.625% 29 Apr 2023	36,000	32,822
	Murphy Oil Corp	3.7% 01 Dec 2022	36,000	33,264
*	Bank of America Corp	6.4% 28 Aug 2017	29,000	33,434
	Southern Co	2.45% 01 Sep 2018	33,000	33,501
	Reynolds American Inc	4.85% 15 Sep 2023	33,000	34,066
	Xerox Corporation	4.25% 15 Feb 2015	33,000	34,235
	Autozone Inc	5.75% 15 Jan 2015	33,000	34,666

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2013	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	Nevada Power Co	6.5% 15 May 2018	30,000	35,361
	Magellan Midstream Partn	6.55% 15 Jul 2019	30,000	35,501
	Empresa Bras De Aeronau	5.15% 15 Jun 2022	36,000	36,000
	Meccanica Holdings USA	6.25% 15 Jul 2019	35,000	36,294
	Prudential Financial Inc	6.1% 15 Jun 2017	32,000	36,426
	American Intl Group	6.4% 15 Dec 2020	31,000	36,638
	Duke Realty LP	8.25% 15 Aug 2019	30,000	37,145
*	Bank of America Corp	7.8% 15 Sep 2016	32,000	37,208
	Citigroup Inc	4.75% 19 May 2015	36,000	37,881
	American Express Co	8.125% 20 May 2019	30,000	38,278
	Aflac Inc	8.5% 15 May 2019	30,000	38,316
	Lincoln National Corp	8.75% 01 Jul 2019	30,000	38,615
	Hershey Company	1.5% 01 Nov 2016	40,000	40,350
	Biomed Realty LP	6.125% 15 Apr 2020	37,000	40,562
	Kellogg Co	1.875% 17 Nov 2016	40,000	40,686
	Morgan Stanley Mortgage Loan T	1% 25 Apr 2034	39,172	40,784
	Metlife Inc	6.817% 15 Aug 2018	35,000	41,875
	Contl Airlines 1999 2	7.256% 15 Sep 2021	37,730	41,975
	John Deere Capital Corp	1.25% 02 Dec 2014	42,000	42,371
	Time Warner Inc	4.875% 15 Mar 2020	39,000	42,747
	Goldman Sachs Group Inc	6% 01 May 2014	42,000	42,750
	Toronto Dominion Bank	2.625% 10 Sep 2018	42,000	42,835
	PSEG Power LLC	2.75% 15 Sep 2016	42,000	43,491
	Natl Retail Properties	6.875% 15 Oct 2017	38,000	44,059
	Buckeye Partners LP	4.15% 01 Jul 2023	46,000	44,231
	Time Warner Inc	3.15% 15 Jul 2015	43,000	44,548
	HCC Insurance Holding	6.3% 15 Nov 2019	39,000	45,111
	Rogers Communications Inc.	4.1% 01 Oct 2023	46,000	46,086
	Diageo Capital PLC	5.5% 30 Sep 2016	42,000	46,995
	Thermo Fisher Scientific	4.15% 01 Feb 2024	48,000	47,544
	American Intl Group	4.125% 15 Feb 2024	48,000	47,722
	Verizon Communications	8.75% 01 Nov 2018	39,000	49,903
	San Diego G & E	3.6% 01 Sep 2023	50,000	49,975
	Reinsurance Grp of America	4.7% 15 Sep 2023	50,000	50,558
	Portigon AG/New York	4.796% 15 Jul 2015	48,000	50,710
	Fannie Mae	5.125% 02 Jan 2014	51,000	51,007

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2013	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	JP Morgan Mortgage Trust	2.112% 25 Jun 2034	51,844	51,041
	Metlife Inc	1.923% 15 Sep 2023	50,000	51,045
	Contl Airlines 2007 1	0% 19 Oct 2023	47,298	51,673
	CSX Corp	7.375% 01 Feb 2019	43,000	52,168
	FNMA Pool AQ4852	3.5% 01 Nov 2042	52,783	52,487
*	Bank of America Corp	6.875% 25 Apr 2018	45,000	53,207
	PNC Funding Corp	5.25% 15 Nov 2015	50,000	53,693
	Principal Financial Group	8.875% 15 May 2019	42,000	53,698
	Simon Property Group LP	2.8% 30 Jan 2017	53,000	54,818
	Axis Specialty Finance	5.875% 01 Jun 2020	50,000	54,851
	Empresa Nacional De Elec	8.625% 01 Aug 2015	50,000	55,082
	Niagara Mohawk Power	4.881% 15 Aug 2019	50,000	55,273
	First Niagara Fin Grp	6.75% 19 Mar 2020	50,000	57,475
	FNMA Pool AP8545	3% 01 Sep 2042	61,174	58,137
*	Bank of America Corp	6.5% 15 Jul 2018	50,000	58,647
	Assurant Inc	6.75% 15 Feb 2034	55,000	58,808
	JP Morgan Chase Commercial Mort.	5.447% 12 Jun 2047	58,437	59,108
	General Elec Cap Corp	5.9% 13 May 2014	58,000	59,173
	Housing Urban Developmnt	2.96% 01 Aug 2024	66,000	61,481
	Royal Bk Of Scot Grp PLC	4.7% 03 Jul 2018	61,000	61,974
	Time Warner Inc	4.05% 15 Dec 2023	63,000	62,816
	Tsy Infl IX N/B	2.375% 15 Jan 2017	57,910	63,728
	Landwirtsch. Rentenbank	3.125% 15 Jul 2015	62,000	64,581
	FNMA Pool AA0654	5.5% 01 Dec 2038	58,880	65,183
	Fed Hm Ln Pc Pool G04832	5% 01 Oct 2038	62,045	66,797
	Becton Dickinson and Co	5% 15 May 2019	60,000	67,276
	Kohls Corporation	4.75% 15 Dec 2023	67,000	68,012
	Cincinnati Finl Corp	6.125% 01 Nov 2034	65,000	69,201
	Sprint Capital Corp	8.75% 15 Mar 2032	65,000	69,713
	Qwest Capital Funding	6.875% 15 Jul 2028	76,000	69,730
	Contl Airlines 2000 1	8.048% 01 May 2022	61,585	70,435
	Southern Cal Edison	3.5% 01 Oct 2023	76,000	74,484
	Mass Mutual Life Ins Co	5.625% 15 May 2033	70,000	74,530
	Nomura Holdings Inc	5% 04 Mar 2015	73,000	76,262
	Coca Cola Co	2.45% 01 Nov 2020	79,000	76,733
	CRH America Inc	8.125% 15 Jul 2018	63,000	77,170

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2013	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	Stanley Black & Decker I	3.4% 01 Dec 2021	80,000	78,603
	Lennox International Inc	4.9% 15 May 2017	74,000	78,746
	J.M. Smucker Co	3.5% 15 Oct 2021	80,000	79,427
	Toyota Motor Credit Corp	4.25% 11 Jan 2021	76,000	81,399
	Joy Global Inc	5.125% 15 Oct 2021	81,000	83,186
	Allegheny Ludlum Corp	6.95% 15 Dec 2025	79,000	83,906
	Ventas Realty LP/Cap Crp	4.75% 01 Jun 2021	80,000	83,930
	Comerica Inc	4.8% 01 May 2015	80,000	83,973
	Toyota Motor Credit Corp	1.25% 17 Nov 2014	84,000	84,698
	Flowers Foods Inc	4.375% 01 Apr 2022	86,000	84,704
	Pub Svc Elec & Gas	9.25% 01 Jun 2021	65,000	85,688
	Freddie Mac	3.35% 17 Jul 2023	89,000	85,938
	Abbey Natl Treasury Serv	3.05% 23 Aug 2018	84,000	86,313
	Johnson Controls Inc	2.6% 01 Dec 2016	84,000	86,854
	Boston Scientific Corp	6.25% 15 Nov 2015	80,000	87,382
	FNMA Pool AT2717	2.5% 01 May 2043	98,504	89,257
	Zions Bancorporation	4.5% 13 Jun 2023	93,000	90,652
	Procter & Gamble Co	8% 26 Oct 2029	69,000	90,848
	Aid Israel	5.5% 18 Sep 2023	81,000	93,518
	Fico Strip Prin	0% 30 Nov 2017	100,000	93,591
	FNMA Pool AS0331	3% 01 Aug 2043	99,218	94,307
	FNMA Pool 905648	5.5% 01 Dec 2036	86,662	95,908
	Kroger Co	3.3% 15 Jan 2021	99,000	98,348
	Kroger Co	6.4% 15 Aug 2017	87,000	99,679
	Tyson Foods Inc	7% 01 May 2018	86,000	99,912
	FNMA Pool AB0194	5.5% 01 Jan 2039	91,051	99,941
	Banco Nac De Desen Econo	5.5% 12 Jul 2020	100,000	102,000
	Korea Electric Power	5.5% 21 Jul 2014	100,000	102,415
	Santander US Debt SA Uni	3.781% 07 Oct 2015	100,000	103,045
	Rabobank Nederland	3.2% 11 Mar 2015	100,000	103,112
	America Movil Sab DE CV	3.625% 30 Mar 2015	100,000	103,251
	Morgan Stanley	5.625% 23 Sep 2019	91,000	103,439
	Midamerican Energy Co	2.4% 15 Mar 2019	103,000	103,722
	Financing Corp	9.4% 08 Feb 2018	80,000	103,923
	CRH America Inc	4.125% 15 Jan 2016	99,000	104,462
	Gap Inc	5.95% 12 Apr 2021	95,000	104,972

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2013	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	Fed Hm Ln Pc Pool A78453	5% 01 Jul 2038	98,183	105,699
	Morgan Stanley	6% 28 Apr 2015	100,000	106,503
	JPMorgan Chase & Co	5.15% 01 Oct 2015	100,000	106,880
	Banco Bilbao Vizcaya ARG	5.75% 20 Jul 2017	100,000	108,240
	Corning Inc	7% 15 May 2024	94,000	110,258
	Fed Hm Ln Pc Pool Q12591	3% 01 Oct 2042	117,751	111,694
	AT&T Inc	5.5% 01 Feb 2018	100,000	112,568
*	Bank of America Corp	5.45% 15 Jul 2014	110,000	112,856
	BBVA Global Finance Ltd.	7% 01 Dec 2025	112,000	115,920
	Express Scripts Holding	3.5% 15 Nov 2016	110,000	116,294
	Verizon Communications	4.5% 15 Sep 2020	109,000	116,692
	Hutch Wham Int 09 LTD	7.625% 09 Apr 2019	100,000	121,792
	Eastman Chemical Co	7.25% 15 Jan 2024	106,000	122,767
	Pearson Funding Two PLC	4% 17 May 2016	120,000	126,635
	FNMA Pool 889608	5.5% 01 Mar 2038	115,436	126,943
	LB Baden Wuerttemberg	7.625% 01 Feb 2023	106,000	127,245
	FNMA Pool AI9013	5% 01 Aug 2041	118,498	129,230
	GNMA Pool AC9442	4% 15 Jan 2043	128,943	134,163
	MacQuarie Bank LTD	5% 22 Feb 2017	125,000	135,555
	Spectra Energy Capital	6.75% 15 Jul 2018	121,000	138,848
	US Treasury N/B	4.25% 15 Nov 2017	125,000	139,180
	FNMA Pool MA0622	3.5% 01 Jan 2041	142,845	142,058
	EQT Corp	7.75% 15 Jul 2026	130,000	146,699
	FNMA Pool 995581	6% 01 Jan 2039	132,848	147,041
	Fanniemae ACES	7.663% 25 Dec 2038	140,412	147,980
	FHLMC GNMA	8% 25 Apr 2024	128,721	148,340
	FNMA Pool AL2140	4.5% 01 Sep 2041	141,409	149,928
	USAA Capital Corp	3.5% 17 Jul 2014	150,000	152,400
	GNMA Pool 727394	4.5% 15 Feb 2040	142,656	152,419
	Banco Latinoamericano SA	3.75% 04 Apr 2017	150,000	153,000
	British Sky Broadcasting	9.5% 15 Nov 2018	119,000	155,119
	Fico Strip Ser 19	0% 06 Jun 2018	180,000	165,145
*	Bank of America NA	1% 15 Jun 2016	171,000	169,468
	FNMA Pool AJ6246	4% 01 Feb 2042	169,316	174,390
	Petroleos Mexicanos	2.83% 15 Feb 2024	177,000	179,303
	Senior Housing Prop Trust	4.3% 15 Jan 2016	173,000	180,205

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2013	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	Tsy Infl IX N/B	1.625% 15 Jan 2018	167,234	181,749
	US Treasury N/B	1.75% 15 May 2022	200,000	184,938
	US Treasury N/B	1% 30 Jun 2019	200,000	190,188
	Fed Hm Ln Pc Pool G08488	3.5% 01 Apr 2042	192,050	190,773
	FNMA Pool 991864	6% 01 Oct 2038	173,241	191,647
	Goldman Sachs Group Inc	5.35% 15 Jan 2016	184,000	199,119
	GS Mortgage Securities Trust	5.162% 10 Dec 2043	180,000	200,454
	PTT Explor & Product PCL	3.707% 16 Sep 2018	200,000	203,110
	Tsy Infl IX N/B	1.75% 15 Jan 2028	195,106	208,886
	VTB Bank	6% 12 Apr 2017	200,000	212,500
	Landesbk Baden Wurtt NY	5.05% 30 Dec 2015	200,000	213,538
	Ford Motor Credit Co LLC	4.25% 03 Feb 2017	200,000	215,154
	UBS Commercial Mortgage Trust	3.4% 10 May 2045	220,000	216,727
	FNMA Pool AO7402	3.5% 01 Oct 2042	218,993	217,767
	FNMA Pool AB3284	5% 01 Jul 2041	202,130	220,544
	GS Mortgage Securities Trust	3.445% 10 Jan 2045	222,000	221,593
	FNMA Pool AH3520	4% 01 Feb 2041	218,601	225,214
	US Treasury N/B	3.5% 15 Feb 2039	250,000	235,430
	FNMS Pool 975093	5% 01 Jun 2038	218,802	237,142
	Fed Hm Ln Pc Pool A81219	6.5% 01 Aug 2038	231,489	257,296
	GNMS Pool 782920	5.5% 15 Mar 2040	235,098	258,556
	CFCRE Commercial Mortgage Trust	3.061% 15 Dec 2047	250,000	258,680
	GNMA Pool Ab3021	3% 15 Oct 2042	272,359	263,545
	CFCRE Commercial Mortgage Trust	4.961% 15 Apr 2044	250,000	269,208
	FNMA Pool AB5792	3.5% 01 Aug 2042	279,414	277,850
	Fed Hm Ln Pc Pool Q20205	3% 01 Jul 2043	296,887	281,615
	FNMA Pool AT2725	3% 01 May 2043	298,978	284,142
	FNMA Pool MA1666	3% 01 Nov 2043	299,016	284,212
	Fed Hm Ln Pc Pool G03616	6% 01 Dec 2037	266,663	293,926
	FNMA TBA 30yr Single Family	3.5% 01 Dec 2099	300,000	298,008
	Inter American Devel Bk	0.5% 17 Apr 2023	400,000	299,438
	FNMA Pool MA1430	3% 01 May 2043	328,138	311,866
	US Treasury N/B	1.625% 15 Nov 2022	350,000	315,931
	Santander Issuances	5.911% 20 Jun 2016	300,000	317,916
	Citigroup Inc	8.5% 22 May 2019	253,000	324,242
	GNMA Pool 719082	4.5% 15 Nov 2039	315,447	337,332

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2013	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	Fed Hm Ln Pc Pool A92478	4.5% 01 Jun 2040	322,529	341,530
	Murphy Oil Corporation	7.05% 01 May 2029	320,000	341,872
	GNMA II Pool 004853	4% 20 Nov 2040	338,654	352,739
	Ruta Del Maipo Soc Conc	7.373% 15 Jun 2022	340,873	392,804
	Fed Hm Ln Pc Pool G06931	6% 01 Aug 2039	355,069	394,126
	Federal Farm Credit Bank	4.85% 29 Jul 2020	400,000	453,556
	GNMA Pool 675652	5.5% 15 Nov 2038	418,834	460,676
	Financing Corp	8.6% 26 Sep 2019	358,000	473,387
	GNMA Pool 717097	4.5% 15 May 2039	457,031	488,274
	GNMA Pool 697946	5% 15 Mar 2039	452,438	490,633
	GNMA Pool 778612	4% 15 Nov 2041	480,824	500,369
	FNMA Pool AO9925	3.5% 01 Jul 2042	509,517	506,663
	US Treasury N/B	2.625% 15 Nov 2020	500,000	508,125
	US Treasury N/B	2.625% 15 Aug 2020	500,000	510,155
	FNMA Pool AK7205	4% 01 Mar 2042	497,688	512,534
	Aid Israel	5.5% 26 Apr 2024	487,000	562,665
	Financing Corp Fico	9.65% 02 Nov 2018	450,000	607,977
	Abbey Natl Treasury Serv	3.875% 10 Nov 2014	610,000	626,659
	FNMA Pool AQ0536	3% 01 Nov 2042	826,318	785,316
	US Treasury N/B	1.375% 30 Sep 2018	800,000	790,248
	FNMA Pool AR1446	3% 01 Jan 2043	861,488	818,827
	FNMA TBA Single Family Mortgage	4% 01 Dec 2099	800,000	823,504
	FNMA Pool AP9618	3.5% 01 Oct 2042	889,730	884,747
	FNMA Pool AQ2137	3.5% 01 Nov 2042	918,002	912,862
	US Treasury N/B	1.875% 31 Oct 2017	975,000	999,375
	Freddie Mac	8.25% 01 Jun 2016	1,019,000	1,201,462
	Various Payables			(796,600)
	Various Insurance Companies	Synthetic Wrap Agreements***		(7,900,001)

	Total Stable Value Fund			580,560,124

*	Participant Notes Receivable	Interest at 4.25% to 9.25%, maturing through 2023	0	24,231,704

				$1,194,431,163

*	Indicates parties-in-interest as defined by ERISA.
**	Cost information is not required for participant-directed investments and, therefore is not included.
***	Represents adjustment to arrive at contract value.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of CONSOL Energy Inc. Investment Plan for Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Date: June 19, 2014	By:	/s/ David M. Khani
David M. Khani
Chief Financial Officer and Executive Vice President, CONSOL Energy Inc.
Plan Administrator